Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 25, 2007, relating to the financial statements and financial statement schedule of Washington Group International, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in methods of accounting for mining stripping costs and pension and postretirement benefits), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Washington Group International, Inc. and subsidiaries for the year ended December 29, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
Deloitte & Touche LLP
Boise, Idaho
September 17, 2007